Eric C. Jensen	Via EDGAR AND FedEx
(650) 843-5049
ejensen@cooley.com

December 7, 2007

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Mr. Hugh Fuller
Mr. Mark Shuman
Ms. Barbara Jacobs

RE:	Procera Networks, Inc.
Form SB-2 Registration Statement
File No. 333-146543

Form 10K-SB for year ended December 31, 2006
File No. 0-49862

Ladies and Gentleman:

On behalf of Procera Networks, Inc. (the “Company”), we are transmitting for filing Amendment No. 1 (the “Amendment”) to the Registration Statement on Form SB-2, File No. 333-146543 (the “Registration Statement”).  The Amendment is being filed in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter, dated November 2, 2007, with respect to the Registration Statement (the “Registration Statement Comments”).  Additionally, we are responding to comments (the “Annual Report Comments” and together with the “Registration Statement Comments,” the “Comments”) received from the Staff, by letter dated November 2, 2007, with respect to the Annual Report on Form 10-KSB, File No. 0-49862 for the year ended December 31, 2006 (the “Form 10-KSB”)

The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement Amendment.

Registration Statement Comments

Selling Stockholders, page 13

1.
Please disclose those selling shareholders who are registered broker-dealers or affiliated with registered broker-dealers.  Please disclose the nature of the  transaction in which any registered broker-dealers acquired the shares that they are proposing to sell in this offering.  Please also disclose the nature of the transaction and the intent of the purchaser with respect to  issuances in which any affiliates of registered broker-dealers acquired the shares that they are  proposing to sell in this offering.  We may have further comments.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
December 7, 2007
Page Two

The requested disclosure has been added to pages 16 through 19 of the Amendment.  Please refer to footnotes “e’ and ‘f’ to the Selling Stockholder table.

2.
Please identify the natural persons who exercise voting and/or dispositive powers over the securities held by the numerous legal entities among your selling stockholders.  See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

The requested disclosure has been added to pages 16 through 25 of the Amendment.

Executive Compensation, page 43

3.
Please see the new executive compensation disclosure rules set forth in Item 402 of Regulation S-B, as amended in Release 8732A dated August 29, 2006 and Release 33-8765 dated December 22, 2006.  Please revise your disclosure herein to comply with these rules.

The disclosure on pages 45 through 47 of the Amendment has been revised as requested.  The Staff is advised that certain data from the “Option Awards” column of the Summary Compensation Table was inadvertently omitted from the initial filing of the Registration Statement due to an error in the preparation of the EDGAR submission.

Pursuant to Item 402(a)(4) of Regulation S-B, the Company has omitted certain columns from the compensation disclosure tables in cases where there has been no compensation awarded to, earned by or paid to any of the persons required to be reported in such column.

Item 28. Undertakings, page 110

4.	Please revise your undertakings as appropriate to include the undertaking specified by Items 512(g)(1) or 512(g)(2) of Regulation S-B, as appropriate.

In response to the Staff’s comment, the Company has revised the undertakings on pages  II-4 to II-5 to include the undertaking specified by Item 512(g)(2) of Regulation S-B.

5.	Number 5 omitted in Staff’s Comments.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
December 7, 2007
Page Three

Exhibit 5.1 Opinion of McDonald Carano Wilson LLP

6.
Item (ii) of the penultimate paragraph addresses the status of the “Warrants”, saying that they “will be validly issued, fully paid, and nonassessable when issued and delivered by the Company upon exercise of the applicable Warrants and receipt by the Company of payment in full therefore in accordance with the terms of any applicable Warrant Agreement or other grant thereof.”  The language would appear to be addressing the shares of stock issuable upon exercise of the warrants however you do not state that.  Please revise to clearly state that it is the shares of stock that you are addressing.

The legal opinion of McDonald Carano Wilson LLP has been revised in response to the Staff’s comments and filed as Exhibit 5.1 to the Amendment.

Annual Report Comments

Form 10KSB
Item 8A. Controls and procedures, page 67
Limitations on Effectiveness of Controls and Procedures, page 67

7.
Your recitation of the definition of the term “disclosure controls and procedures” appears to be truncated version of the definition provided in Rule 13a-15(e).  Additionally, your reference to Rule 13a-14(c) appears to be in error.  Please tell us whether the scope of the “disclosure controls and procedures” evaluated was identical to the scope of that term as defined in Rule 13a-15(e).  In future filings, either recite the entire definition, or simply refer to the rule that contains the definition.

The Company respectfully acknowledges the Staff’s comment and in future filings will either recite the entire definition of “disclosure controls and procedures” or refer to Rule 13a-15(e).  The Company confirms that the scope of the “disclosure controls and procedures” evaluated as of the end of the period covered by the Form 10-KSB was identical to the scope of that term as defined in Rule 13a-15(e).

8.
Additionally, the opinion of the principal executive and principal financial officers regarding the effectiveness of the company’s disclosure controls and procedures is rendered “as of the date of this filing”.  Please refer to Item 307 of Regulation S-B and note that the effectiveness evaluation concerning disclosure controls and procedures is to be provided “as of the end of the period covered by the report”.

The Company respectfully acknowledges the Staff’s comment and in all future filings will render the opinion of the principal executive and principal financial officers regarding the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by such report.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
December 7, 2007
Page Four

The Company advises the Staff that it has updated the disclosure in the Amendment to reflect, among other things, the results of operations for the three and nine months ended September 30, 2007 and the retirement of its Chief Executive Officer, Douglas Glader.  The Company respectfully requests the Staff’s assistance in completing the review of the Amendment as soon as possible.

Please do not hesitate to contact me at (650) 843-5049 or Michael Tenta at (650) 843-5636 if you have any questions or would like any additional information or assistance to facilitate your review.

Best regards,

/s/ Eric C. Jensen

Eric C. Jensen

cc:	Thomas Williams, Procera Networks, Inc.
Michael E. Tenta, Esq., Cooley Godward Kronish LLP
Andrew Gabriel, Esq., McDonald Carano Wilson LLP

682030 v2/HN

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM